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[ELRON LOGO]


                             -FOR IMMEDIATE RELEASE-
                   ELRON ANNOUNCES SPECIAL GENERAL MEETING OF
                         SHAREHOLDERS ON APRIL 21, 2005

       Tel Aviv, March 10, 2005 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that it will hold a Special General Meeting of Shareholders at 3.00 pm, Israel time, on April 21, 2005, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

       At the shareholders meeting, the shareholders will be asked to:

       (i) approve and ratify the purchase of a directors' and officers' insurance policy for the directors and officers of the Company (the "D&O Policy") from Clal Insurance Company Ltd. and

       (ii) approve and ratify the application of the D&O Policy to Mr. Dori Manor and any future director or officer of the Company who may be considered a "controlling person" under the Israeli Companies Law, 1999.

       Shareholders on record at the close of business on March 14, 2005 shall be entitled to notice of and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to the shareholders on or about March 18, 2005.

       Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT Software, semiconductors and advanced materials. For further information, visit http://www.elron.com

       Contact:

       Tal Raz
       Elron Electronic Industries Ltd.
       Tel. 972-3-6075555
       raz@elron.net

       Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.


The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel Tel. 972-3-6075555, fax. 972-3-6075556 www.elron.com